

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 24, 2007

Wayne W. Roumagoux
Chief Financial Officer
ML Macadamia Orchards, L.P.
26-238 Hawaii Belt Road
Hilo, HI 96720

      Re: ML Macadamia Orchards, L.P.
              Form 10-K for the Fiscal Year Ended December 31, 2005
              Filed March 17, 2006

Dear Mr. Roumagoux:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      April Sifford
                      Branch Chief